UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2021

StartEngine Collectibles Fund I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

9900 CULVER BOULEVARD

CULVER CITY, CALIFORNIA 90232

(Full mailing address of principal executive offices)

(949) 415-8730
Issuer’s telephone number, including area code

STARTENGINE COLLECTIBLES FUND I LLC

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

ITEM 3.	FINANCIAL STATEMENTS

STARTENGINE COLLECTIBLES FUND I LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2021

STARTENGINE COLLECTIBLES FUND I LLC

BALANCE SHEET

JUNE 30, 2021 AND DECEMBER 31, 2020

	June 30, 2021 (Unaudited)	December 31, 2020
Assets
Long Term assets
Deferred offering costs	$71,500	40,000
Total long term assets	71,500	40,000
Total assets	71,500	40,000

Liabilities and Members' Deficit

Current liabilities
Due to members	$126,500	95,000
Total current liabilities	126,500	95,000
Total liabilities	126,500	95,000

Members' deficit
Member contribution
Accumulated deficit	(55,000)	(55,000)
Total members' deficit	(55,000)	(55,000)
Total liabilities and members' deficit	$71,500	40,000

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2021, TO

JUNE 30, 2021
(UNAUDITED)

Revenue
Total revenue	$-

Operating Expenses
General and administrative	$-
Total operating expenses

Net Loss	$-

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

STATEMENT OF MEMBER’S EQUITY

FOR THE PERIOD FROM JANUARY 1, 2021, TO

JUNE 30, 2021

	Member Contributions	Accumulated Deficit	Total
Beginning January 1, 2021	$-	$(55,000)	$(55,000)
Net loss	-	-	-
Beginning June 30, 2021	$-	$(55,000)	$(55,000)

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM

JANUARY 1, 2021, TO

JUNE 30, 2021

(UNAUDITED)

Cash flows from operating activities
Net loss	$-
Net cash used in operating activities	-

Cash flows from investing activities
Net cash used in investing activities	-

Cash flows from financing activities
Due to members	31,500
Deferred offering costs	(31,500)
Net cash used in financing activities	-

Net increase (decrease) in cash	$-

Beginning cash balance January 1, 2021	$-
Ending cash balance June 30, 2021	$-

Supplemental cash flow information
Cash paid for interest	$-
Cash paid for income taxes	$-

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Collectibles Fund I LLC was formed on October 14, 2020 (“Inception”) in the State of Delaware. The financial statements of StartEngine Collectibles Fund I LLC, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are in Culver City, California.

The purpose of the Company and, unless otherwise provided in the applicable Series Designation, shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire, maintain and sell collectibles and other assets and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

The Managing Member of the Company, StartEngine Assets, LLC, may, at any time and from time to time cause the Company to establish in writing (each, a “Series Designation”) one or more series as such term is used under Section 18-215 of the Delaware Act (each a “Series”). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Shares associated with any other Series, or the Members associated therewith. The terms and conditions for each Series shall be as set forth in the operating agreement and the Series Designation, as applicable, for the Series.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has incurred net losses and has no working capital. We will rely heavily on financing from both our Administrative Manager and proposed Asset Managers and have not been guaranteed funding from either party to ensure that we can continually meet our obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company’s operations through revenues from operations, member contributions or advances, and security offerings. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue under the guidance of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Income Taxes

As of June 30, 2021, the Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Members are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state franchise taxes. Each of the Series may elect to be taxed as a C corporation and as such will be subject to income tax at the Series level. The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently does not have any ongoing tax examination.

Risks and Uncertainties

The Company’s operations are subject to compliance with new laws and regulations. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DUE TO RELATED PARTIES

To date, the Administrative Manager and the proposed Asset Managers paid for the formation and offering costs of the Company, which is the full balance of due to members’ on the accompanying balance sheet.  The costs will be allocated to the Series pursuant to the allocation policy.  The Series will be responsible for their costs, and the amount the Managers can be reimbursed each month for a Series is capped at .5% of the aggregate gross proceeds from an offering of that Series.

The Company’s Administrative Manager intends to establish other companies that intend to raise funds and operate under their intended business plan. Although there are no transactions with related entities other than described above, the Administrative Manager is able to influence the Company’s operations for the benefit of other companies under its control.

Economic Dependency

The Company is dependent on its Administrative Manager and proposed Asset Managers to provide certain services that are essential to the Company, including operational decisions, security offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Administrative and proposed Asset Managers and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 27, 2021. There have been no events or transactions during this time which would have a material effect on these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARTENGINE COLLECTIBLES FUND I LLC
By: StartEngine Assets LLC, its Managing Member

By:	/s/ Johanna Cronin
Johanna Cronin Manager

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE	TITLE	DATE

/s/ Johanna Cronin	Manager of StartEngine Assets LLC	September 30, 2021
Johanna Cronin	(principal executive officer and principal financial and accounting officer)